Exhibit 4.29

AGREEMENT FOR THE CONCESSION OF USE OF THE SPORTS FACILITY LOCATED IN VIALE GABARDI 43 MUNICIPAL OWNED BUILDING – TO THE “FUTURA VOLLEY S.S.D.R.L.”

In the year two thousand and sixteen, on the seventeenth day of the month of March, in the municipal residence of the Municipality of Busto Arsizio, in Via Fratelli d’Italia 12, Busto Arsizio, with this private deed to be authenticated, in signatures, by the General Secretary of the Municipality of Busto Arsizio and to be asserted in the best forms of law, among

Arch. Roberto Brugnoni, born in Varese on 08.12.1960, domiciled for his position in Busto Arsizio, at the Palazzo Comunale, Via Fratelli d’Italia no. 12, who intervenes in this deed exclusively on behalf of the Municipality of Busto Arsizio, with headquarters in Busto Arsizio, in Via Fratelli d’Italia no. 12, Tax Code and VAT number no. 00224000125, in his capacity as municipal manager competent for the matter, who acts virtue of the powers conferred on the basis of the art. 107, paragraph 3, letter c) of Legislative Decree 18.8.2000, no. 267, art. 27, paragraph 6, letter a) of the Municipal Statue, art. 80 of the Regulation on the organization of offices and services, to the union decree prot. no. 31805 of 30.04.2014, as well as in execution of the City Council resolution no. 134 of 6.08.2015, which is attached to this deed under the letter “A”, without the annexes that remain in the documents;

-	Mr. Pirola Giuseppe, born in Saronno, on 28.03.1972, who declares to intervene in this document as president of the board of directors and legal representative of Futura Volley Società Sportiva Dilettantistica a Responsabilità Limitata, with registered office in Busto Arsizio Via Maderna no. 20, Tax Code, registration number in the register of Varese companies and VAT number no. 02726140128, R.E.A. number 281236, where he elects domicile, equipped with the necessary and required powers. The aforementioned appearing parties whose personal identity I, the Official Officer, am certain of, declare that they wish to stipulate and sign this deed with digital signature, with which after having stated that:

-	The Futura Volley Società Sportiva Dilettantistica a Responsabilità Limitata appears to be the most important sporting reality in Busto Arsizio, in the specific context, and therefore the Concessionaire is recognized as an important promotional vehicle for the image of the City of Busto Arsizio in international contexts as well, as well as a stimulus for young people to approach the sporting practice of team play with all the positive consequences that this gives at an individual and social level;

-	The Municipal Administration of Busto Arsizio has allocated the municipally owned property located in Busto Arsizio – Viale Gabardi no. 43, called “PALAZZO DELLO SPORT MARIA PIANTANIDA” as a venue for sporting activities for the development of the physical and social well-being of its citizens;

-	The Parties therefore intend to stipulate a substantial deed of agreement to give full and correct application to the agreements and understands reached, for the purpose of granting the use of the plant.

In execution of the Municipal Council resolution no. 134 of 6 August 2015 to the subject: “Agreement for the concession for the use and management of the Palazzo dello Sport “Maria Piantanida” - “Palayamamay” to Futura Volley S.S.D.R.L. Replacement of the existing relationship with Agesp s.p.a. Immediately executable.”, enforceable in accordance with the law. Having said all this, it is to be considered an integral and substantial part of this document deed, the following is agreed and stipulated:

Art. 01 - (Subject of the agreement between the Parties):

The municipality of Busto Arsizio, (hereinafter referred to as the Municipality or grantor) and the Futura Volley Società Sportiva Dilettantistica a Responsabilità Limitata (hereinafter referred to as the Concessionaire) hereby agree, fully adopting what has already been stated in the premises of this deed which herein is intended to be entirely rewritten, of wanting to jointly give further impetus to the sporting and training activities of young people, especially localized in the area.

The Municipality and the Concessionaire, as expressed above, undertake: concretely to implement, each in compliance with their own competences, the conditions necessary for the activation of sporting activities connected to the facility.

Art. 02 - (Subject of the agreement):

The Municipality has in fact identified the sports facility located in viale Gabardi 43, registered with the Land Registry of Varese as follows;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 7043 Sub. 1 – Cat. D/6-R.C. Euro 98.385,04;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 7043 Sub. 2 – Cat. A3 Class 4 – Rooms 5 R.C. Euro 542,28 (custodial residence);

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 7043 Sub. 3 – Cat.D/1 – R.C. Euro 76,00;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 6493 Sub. 1 – Cat. D/1 R.C. Euro 154,94;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 6493 Sub. 2 – Cat. D/1 R.C. Euro 108,46;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 8525 Sub. 1 – Cat. D/8 R.C. Euro 7.560,00;

-	N.C.E.U. SA Section – Sacconago Sheet no. 4 Parcel (Map) no. 8525 Sub. 2 – Cat. D/1 R.C. Euro 19.300,00;

as a suitable structure for the Concessionaire’s sporting activity.

To this end, the Parties acknowledge that the property is in energy class “E” as shown in the A.P.E. (Energy Performance Certificate), which is attached to this document under the letter “B”.

The parties also acknowledge that on land maps no. 8525 Sub. 1 and no. 8525 Sub. 2 insists on surface rights in favor of Unendo Energia s.p.a., now U.E. s.p.a., for a period of twenty years starting from 28/12/2012, established by deed dated 18/02/2014 by deed by notary Tosi Andrea with headquarters of the Real Estate Advertising Service of Milan 2 on 07/03/2014 General register no. 19333, Particular register no. 13648.

Art. 03 - (Duration of the concession and value of the concession)

The facility called “PALAZZO DELLO SPORT MARIA PIANTANIDA” in viale Garbardi 43 is granted by the Municipality of Busto Arsizio, owner of the property, to the Futura Volley Società Sportiva Dilettantistica a Responsabilità Limitata under all the conditions set out in this agreement.

This agreement has a duration agreed between the Parties starting from day of stipulation of this deed and expiry in any case of now agreed on 30 June 2039.

The concession is arranged for the annual fee of Euro 10.000,00, plus VAT, with indexation starting from the 2016/2017 season on the basis of 100 percent of the increase in the ISTAT cost of living index, which occurred in the previous annual period (month of reference May to May), to be paid in a single payment upon request of the Municipality.

The value of the concession, from 1 January 2016 to 30 June 2039, is determined at Euro 235.000,00 (Euro two hundred and thirty-five thousand /00), plus VAT, obtained by multiplying the annual fee offered by the successful tenderer by the years of duration of the concession.

Art. 04 - (Use of the sports facility granted):

The Concessionaire must use the sports facility granted under concession exclusively for the carrying out of the activities of which it is the owner and envisaged by its articles of association and is also granted the possibility of using the Palayamamay, as well as for the game of volleyball, also for other activities sports (compatible with the facilities of the facility) and, subject to authorization from the Municipal Administration, for the organization of public entertainment events, compatible with the regulations in force and the structure of the facility, as well as the possibility of using some spaces, to be agreed with the Municipality, within the plant and in its immediate surroundings where food and drink administration establishments are located, following the acquisition and/or in compliance with the consent documents, however named, provided for by current legislation.

In addition to is own sporting activity, the Dealership is committed to organizing sporting activities open to citizens, agreeing collaborations with the Municipality and other non-profit organizations or associations, providing also the participation of other assisting and/or supporting subjects, within the limits of availability and capacity of the facility.

The Concessionaire will not be able to sub-grant to third parties, even partially and/or free of charge, the structures and spaces covered by this concession for the carrying out of any activity of a recreational, sporting, religious, conference or occasional entertainment nature, unless previously authorized in written form by the Municipality of Busto Arsizio and provided that the following conditions are respected, with total responsibility of the Concessionaire who undertakes to verify correct and regular fulfillment:

-	Acquisition of all necessary municipal public safety authorizations and licenses;

-	Obtaining the necessary authorizations and certifications for the use of infrastructures and mobile service setups required by current legislation;

-	Assumption of any and all economic charges for restoration and maintenance interventions, even of an extraordinary nature, made necessary as a result of damage resulting from the carrying out of the initiatives within the structure and in the spaces granted, be they of a sporting nature or otherwise.

The Sports Department may also grant the use of the sports facility to other Bustesi sports clubs and/or educational institutions subject to agreement between the parties.

In compliance with the activities already planned at the time of the request, the concessionaire is required to allow the Municipality, directly or with its patronage, free charge public initiatives consistent with the destination of use of the goods for a number of 10 days per year.

For further initiatives the Municipality will pay the manager a fixed price to be agreed in relation to the planned events.

Art. 05 - (Delivery of the sports facility):

The Grantor delivers the property to the Concessionaire as described above, via the system delivery report.

For the entire duration of the concession, it will be up to the manager to ensure the custody, cleaning and ordinary maintenance of the systems and buildings, meaning all interventions aimed at allowing the use of the asset for which it is intended, without making any replacement or radical transformation. All management costs of the buildings and systems are borne by the concessionaire, such as but not limited to:

-	Employment of personnel in any way used;

-	Purchase of consumables necessary for the operation and administration of the systems;

-	Supply of electricity, thermal energy, water, telephone;

-	Taxes due for any reason, pertaining to the management of goods or services;

-	Custody and surveillance of buildings and systems;

-	Purchase of sports equipment and their location for the exercise of the activity, in order to best protect the safety of users;

-	Approval of the areas designated for specific and specialized sports practice according to the directives issued by the Federation responsible for sports practice;

-	Maintenance and maintenance of sports activity areas according to the indications provided by the Federation Regulations, or by the facility Regulations, or by laws in force at the time;

-	Cleaning and sanitization (including personnel costs and the purchase of consumables) of buildings, systems and surrounding spaces;

-	Operation with qualified personnel, control, ordinary maintenance and annual review of the heating, plumbing and electrical systems;

The concessionaire is also responsible for repairs and interventions of any kind, including the minimum amount of compensation for the damage to cover any insurance deductible – which may be necessary to use the sports facilities appropriately or even just to eliminate, from said systems, any type of damage caused by negligent and malicious behavior of both the Dealership and third parties, including acts of vandalism.

The Concessionaire recognizes and assures the Municipality that the sports facilities subject of the concession are suitable for use by users. It is the Dealer’s responsibility to ensure at its own expense the replacement of equipment and furnishing accessories that are no longer useable. Upon expiration of the assignment, the Concessionaire must return to the Municipality such goods and equipment in the same quantity and characteristics as in the delivery report of the system.

Furthermore, it will be up to the same to provide where necessary:

-	Mowing of lawn areas, collection and disposal of grass, irrigation and regulation of relevant plants and hedges (internal and external);

-	Maintaining the fences in full efficiency;

-	To painting and/or varnishing, even partial (touch-ups) of walls and/or fixtures if they have deteriorated;

-	To the cleaning and maintenance of gutters and downspouts to ensure they are perfect operation;

-	The replacement of glass and window frames due to breakages and checking the efficiency of the curtains;

-	The repair of tampered equipment, broken furnishings and damaged fixtures;

-	Clearing snow from courtyards, driveways and, if necessary, from roofs.

The services relating to the operation and maintenance of the work may be carried out with recourse to the procurement contract.

The Concessionaire has the right to proceed at its own expense and without prior municipal authorization to increase the assets supplied which will remain the property of the same.

At the end of the management, the Concessionaire will be obliged to remove the aforementioned assets from the buildings or systems, unless the Municipality requests their purchase at prices to be agreed taking into account their current value at the time.

The Dealer is required to safeguard and constantly update the user manuals and maintenance records of the systems in accordance with the relevant regulations.

Art. 06 - (Maintenance functional to use):

Extraordinary maintenance interventions that may become necessary during the course of the agreement will be borne by the Grantor.

The Concessionaire undertakes not to make any structural modifications, innovations or transformations to the sports facility, facilities and accessories without the written authorization of the Grantor. When authorized the modification, innovation or transformation will remain in favor of the Municipality without giving rise to any compensation, without prejudice to the right of the Grantor himself to demand the return of the system in its pristine condition, to the detriment and expense of the Concessionaire.

Art. 07 - (Service systems, expenses):

The Parties acknowledge that the sports facility covered by the concession is equipped with heating, water and electricity systems. The costs for the consumption of electricity, fuel and water will be entirely borne by the Concessionaire, who will have to arrange for the supply contracts to be registered directly in its name or, when this is not possible, to place the invoicing at its premises and arrange directly to their payment.

Any repeatable expenses incurred by the Municipality must be reimbursed no later than thirty days from the request.

The Concessionaire is also responsible for all existing active and passive contracts, already signed by the Municipality or by the company delegated to manage the plant with third parties, including taxes due for any reason (waste taxation), pertinent to the plant.

Art. 08 - (Special Clause: Renovation of the roof):

The Concessionaire, in execution of the aforementioned Municipal Council resolution no. 134 of 6 August 2015, enforceable pursuant to law, undertakes to carry out, at its own expense and responsibility, the work to renovate the roof covering of the sports hall as detailed in the Project approved by the aforementioned resolution.

The execution of the works must take place in compliance with the regulations set out in the D.Lgs. no. 163/2006.

The test certificate must be drawn up by a qualified professional, appointed by the Municipal Administration, and at the expense of the Dealership.

Art. 09 - (Obligations of the Concessionaire):

The Concessionaire assumes the obligation to conduct the concession in compliance with the qualitative and quantitative standards established with this concession.

The Concessionaire is responsible on the occasion of sporting and non-sporting events to ensure that all the procedures necessary for the correct and safe carrying out of the same are activated, as required by law, with the assumption of related responsibilities also with regard to compliance with the provisions of the C.P.V.

The Dealership is also responsible for the aforementioned obligation for the activities carried out by its agents in any capacity.

For the entire duration of the concession, the Concessionaire is required to fulfill the following obligations:

a)	Take over the ongoing procurement contracts for the management of the service or the commercial use of the spaces unless the interested contractor intends to terminate them early;

b)	Employ technically qualified personnel in possession of the legal requirements in the provision of services;

c)	Apply and have those in charge apply, in relation to staff, the collective agreements of the category to which they belong, as well as providing for the contributory and insurance obligations required by law for them;

d)	Keep employed, professional or occasional personnel on duty at all times, in a sufficient quantity to guarantee the functioning and safety of the service;

e)	Ensure that staff behave correctly towards users at all times, in mutual respect of the regulations and the service charter;

f)	Be liable for any damage caused to third parties, assuming the necessary and appropriate insurance coverage;

g)	Fulfill the legal obligations established for the prevention of accidents and safety in the workplace;

h)	Apply, to the extent compatible, to one’s collaborators in any capacity, the provisions for one’s own responsibility established by the Presidential Decree. no. 62 of 04.16.2013 and by the Code of Conduct for employees of the Municipality of Busto Arsizio approved with resolutions of G.C. no. 19 of 02.07.2014, with the warning that the verification of any violations of the obligations contained in the code will to the termination of the relationship;

i)	Promptly communicate to the Prefecture and the Municipality any attempts at extortion by public employees or administrators in any way manifested against the Concessionaire, the corporate bodies or its managers.

Art. 10 - (Supervision and controls):

The Municipality reserves the right to exercise its supervisory power over the service provided by the Concessionaire in order to verify the correct fulfillment of all obligations deriving from this concession or imposed directly by current legislation.

The Concessionaire allows, as of now, the Municipality to carry out all checks on its users suitable for ascertaining the quality of the service provided and in general the maintenance of the qualitative and quantitative standards envisaged for the service.

These checks may be carried out without notice and may concern both requests for information addressed directly to the personnel assigned to the service and production of documentation at the manager’s expense.

The Municipality will exercise its supervisory power through the manager in charge of the service identified as responsible for the execution of this contract, who will be able to carry out the checks directly or through his own representatives, including external ones, and of which the manager will be notified in advanced.

The Concessionaire undertakes to provide the widest collaboration to facilitate inspections, checks, data acquisition and compliance with the monitoring process defined by this concession. To carry out the aforementioned checks the Concessionaire undertakes to grant free access to all the structures and all the means used for the execution of the service to the municipal manager of the execution of the concession or his representatives.

Art. 11 - (Relations between the parties):

The relations between the parties for the execution of this contract will be maintained for the Municipality by the manager in charge of the service, as responsible for the execution of this concession, for the Concessionaire by the person identified by the same and whose name is communicated to the Municipality.

The Concessionaire is granted the right to maintain, at its own expense and expense, and in compliance with current legislation, the name “PALAYAMAMAY” of the “MARIA PIANTANIDA” Sports Palace.

The name “PALAYAMAMAY” may be change upon request of the Concessionaire, at its care and expense, subject to authorization from the Municipality.

Art. 12 - (Guarantees and insurance):

The Municipality of Busto Arsizio acknowledges that, to guarantee the commitments undertaken with this contract, the Concessionaire has provided an insurance surety policy in the amount of Euro 100.000,00.

The policy expressly contains the following clauses:

-	Duration of the guarantee five years;

-	Waiver of the exception referred to in article 1957, paragraph 2, of the civil code;

-	Identification of the competent court of Busto Arsizio for any disputes;

-	Obligation to carry out all communications in Italian.

The Futura Volley Società Sportiva Dilettantistica a Responsabilità Limitata, through its representative generalized above, undertakes to present, within the expiry of the deposited guarantee policy, a specific appendix or a new guarantee, containing the aforementioned clauses, every five years, up to the twelfth month following the expiry of the concession, revalued to the extent of 75% of the variations recorded by ISTAT in the previous year; for this purpose, reference is made to the ISTAT of the month in which the contract was stipulated.

The security deposit does not replace any compensation for damages resulting from failure to fulfill the concession.

The same will be confiscated by the Municipal Administration if definitive non-compliance with one of the obligations or termination of the concession is ascertained for reasons attributable to the concessionaire.

In compliance with the provisions of the contract outline approved by resolution of the G.C. 134/2015, furthermore, the same concessionaire has stipulated and presented to the Municipality a Third-Party Civil Liability insurance contract to cover direct material damage to people/things as a result of an event occurring in relation to the activity carried out.

The contract contains the following prescribed conditions:

-	It refers to activities which are the subject of this contract;

-	Provides for a maximum limit of no less than Euro 10.000.000,00 per claim and per year;

-	Provides specific RC extension for the management of buildings and systems for the same policy limit indicated above;

-	Is issued in Italian, in Italy or in EU countries;

-	Provides that the Court of Busto Arsizio is the exclusively competent court;

-	Provides for the Insurer’s commitment to notify any non-payment of the premium directly to the Contracting Body;

-	Provides for the Insurer’s commitment to notify any cancellation or withdrawal directly to the Contracting Entity.

Art. 13 - (Early termination):

The Parties mutually recognize the right to terminate this Agreement early in accordance with the art. 1453 of the civil code upon written communication by registered mail to be sent to the respective registered offices.

Art. 14 - (Final rules):

Expenses and taxes inherent and consequent to this deed are agreed to be borne by the Dealer.

The competent court for any dispute is the Court of Busto Arsizio. Since this is a contract with consideration subject to VAT, for payment of the registration tax, registration with a fixed fee is requested.

Finally, the parties acknowledge that:

a)	The single contribution regularity document of the Futura Volley S.S.D.R.L. has been issued;

b)	With protocol note no. 3087 of 14.01.2016, the Municipality of Busto Arsizio forwarded the request for information to the Prefecture of Varese pursuant to art. 91 of Legislative Decree no. 159/2011 and subsequent amendments;

c)	Pursuant to the provisions of paragraph 3 of the art. 92 of Legislative Decree no. 159/2011 and subsequent amendments, as the deadline of 30 days from receipt of the request (14.01.2016) has expired in vain, the Administration proceeds, without prejudice to the right of revocation, or withdrawal, or termination of the contract.

Attached to this document are:

A)	City Council resolution no. 134 of 6 August 2015;

B)	A.P.E (Energy Performance Certificate).

Read Confirmed and signed.

THE MANAGER (digitally signed)

THE FUTURA VOLLEY S.S.D.R.L. (digitally signed)

In accordance with articles 1341 and 1342 of the Civil Code, all clauses are specifically approved and specifically articles. 1 (Subject of the agreement between the Parties), 2 (Subject of the agreement), 3 (Duration of the concession and value of the concession), 4 (Use of the sports facility granted), 5 (delivery of the sports facility), 6 (Maintenance functional to use), 7 (Service systems, expenses), 8 (Special clause: Re-roofing), 9 (Obligations of the dealer), 12 (Guarantees and insurance), and 13 (Early termination) as they are binding and therefore their non-compliance, even single and/or partial, constitutes a reason for withdrawal for the Contracting Parties.

The FUTURA VOLLEY S.S.D.R.L. company (digitally signed)

No.8 of the Directory of the General Secretary of the Municipality of Busto Arsizio

AUTHENTICATION OF SIGNATURES

I, the undersigned, Dr. Lucia Amato, born in Marino on 8.12.1958, General Secretary of the Municipality of Busto Arsizio, authorized to authenticate the private documents of which the Municipality is a party pursuant to art. 97, paragraph 4, letter. C), of Legislative Decree no. 267/2000, in compliance with the provisions of the art. 25 of Legislative Decree no. 82/2005,

I CERTIFY THAT

This document was drawn up in digital format by a person I trust and is not in conflict with the legal system and consists of a total of four hundred and thirty-one lines. The same was signed by the parties indicated below, of whose personal identity and qualification I am certain and whose validity of the digital signatures was ascertained by me using a specific verification system:

-	The Manager Arch. Roberto Brugnoni, born in Varese, on 8 December 1960, by digital signature;

-	Mr. Giuseppe Pirola, born in Saronno, on 28 March 1972, by digital signature.

At the express request of the aforementioned appearing parties, this document is permanently stored by the undersigned digitally, in compliance with the technical rules established pursuant to art. 71 of Legislative Decree no. 82/2005 and subsequent amendments.

On March seventeenth two thousand and sixteen (17.03.2016), in Busto Arsizio, in an office of the Town Hall of Busto Arsizio, via F.lli d’Italia no. 12.

This document, drawn up in digital format, is signed by me, an authenticating public official, with a valid digital signature.

The authenticating Secretary General of the Municipality of Busto Arsizio is Dr. Lucia Amato